EXHIBIT 21
LIST OF SUBSIDIARIES OF
CAPSTEAD MORTGAGE CORPORATION
At December 31, 2005 the subsidiaries of Capstead Mortgage Corporation were as follows:

State of
Domicile

PARENT COMPANY
SUBSIDIARY

Capstead Mortgage Corporation (“CMC”)	Maryland
Capstead Capital Corporation	Delaware
Capstead Inc.(1)	Delaware
Capstead Mortgage Trust I (2)	Delaware
Capstead Mortgage Trust II (2)	Delaware
Capstead Securities Corporation IV	Delaware
CMC Real Estate Capital GP, LLC	Delaware
CMC Real Estate Capital, L.P.(3)	Delaware
CMC Securities Corporation III	Delaware
CMC Securities Corporation IV	Delaware

(1)	CMC owns all of the issued and outstanding preferred stock representing 98.5% of Capstead Inc.

(2)	CMC owns 100% of the common securities of these unconsolidated statutory trusts formed to issue preferred securities to unrelated third party investors.

(3)	CMC owns 99.9% of CMC Real Estate Capital, L.P. with the remainder held by CMC Real Estate Capital GP, LLC.